U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                                                                 SEC FILE NUMBER
                                   FORM 12b-25                       1-14462

                           NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                                     03071L101
                                  (Check One):

[x] Form 10KSB [ ] Form 20F [ ] Form 11K [ ] Form 10QSB [ ] Form N-SAR

For Period Ended:  December 31, 1998

[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            AmeriVest Properties Inc.

Former Name if Applicable:          N/A

Address of Principal Executive
Office (Street and Number):         2801 Youngfield Street, Suite 300

City, State and Zip Code:           Golden, CO  80401

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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


PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-KSB,  20-F,  11-K,
10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Due to the complexities of integrating the accounting records for the 15 properties acquired by the Registrant during the year ended December 31, 1998 into the Registrant's accounting system and auditing that information, the Registrant is unable to timely file its Annual Report on Form 10-KSB without unreasonable effort or expense.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification: James F. Etter, (303) 205-7870.

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant estimates that it will incur a loss from operations of approximately $317,000, or approximately $.21 per share, during the year ended December 31, 1998 as compared to a loss from operations of $120,452, or $.09 per share, for the year ended December 31, 1997. The loss from operations for 1998 includes a charge of approximately $321,000 related to prepayment penalties and other costs in connection with the refinancing of indebtedness secured by the Registrant's properties for extended periods at lower interest rates. The Registrant also estimates that it had funds from operations of approximately $755,000, or approximately $.49 per share, for the year ended December 31, 1998 as compared to funds from operations of $449,855, or $.32 per share, for the year ended December 31, 1997. Funds from operations increased as a result of the Registrant's purchase of 15 properties during June, July and August of 1998 and as a result of inclusion in operations for the full year of three properties acquired in the third quarter of 1997.

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                            AmeriVest Properties Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999                    By: /s/ James F. Etter
--------------------                    ----------------------------------------
                                        James F. Etter, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)